Exhibit 21.1

SUBSIDIARIES OF GENERAL FINANCE CORPORATION

GFN U.S. Australasia Holdings, Inc., a Delaware corporation (a)

GFN Australasia Holdings Pty Limited, an Australian corporation (b)

GFN Australasia Finance Pty Limited, an Australian corporation (b)

RWA Holdings Pty Limited, an Australian corporation (b)

Royal Wolf Trading Australia Pty Limited, an Australian corporation (b)

Royal Wolf Hi Tech Pty Limited, an Australian corporation (b)

(a) 86.2% owned - directly

(b) 86.2% owned - indirectly